1900 K Street, NW Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

March 22, 2017

VIA EDGAR

Mr. Jason Fox, Staff Accountant

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Schwab Annuity Portfolios (File Nos. 033-74534 and 811-08314) (the “Registrant”) Sarbanes-Oxley Review of Registrant

Dear Mr. Fox:

This letter responds to comments that you conveyed orally via a telephone conference with me on February 28, 2017 in connection with your review of certain filings and other materials of the Registrant pursuant to the Sarbanes-Oxley Act of 2002. As you noted on the telephone conference, your comments related to the Registrant’s shareholder reports (the “Reports”) filed with the Securities and Exchange Commission (“SEC”) on February 27, 2017, and you noted that the Registrant should incorporate any changes resulting from your comments in future Reports, as applicable. A summary of your comments, followed by the responses of the Registrant, is set forth below:

1.

Comment: Please supplementally confirm that there were no amounts payable to the Registrant’s independent trustees as of the date of each Report required to be disclosed as a separate item in the Statement of Assets and Liabilities, as required by Rule 6-04, Item 12, of Regulation S-X. Please also supplementally confirm that, for purposes of future Form N-CSR filings, the Registrant will disclose any such amounts, as necessary.

Response:  The Registrant hereby confirms that there were no amounts payable to the Registrant’s independent trustees as of the date of each Report required to be disclosed as a separate item in the Statement of Assets and Liabilities. The Registrant also hereby confirms that the Registrant will disclose any such amounts in future Form N-CSR filings, as necessary.

2.

Comment: Please supplementally confirm that Charles Schwab Investment Management, Inc. (“CSIM”) and its affiliates do not have the ability to recoup previously waived fees or expenses under the contractual expense limitation agreements and, with respect to the Schwab Government Money Market Portfolio, the voluntary yield waiver/reimbursement agreement.

Response: The Registrant hereby confirms that CSIM and its affiliates do not have the ability to recoup previously waived fees or expenses under the contractual expense limitation agreements and, with respect to the Schwab Government Money Market Portfolio, the voluntary yield waiver/reimbursement agreement.

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Should you have any questions or comments, please contact the undersigned at 202.261.3304.

Sincerely,

/s/ Stephen T. Cohen

Stephen T. Cohen

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